SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Highland Global Allocation Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

43010T104
(CUSIP Number)

June 28, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

43010T104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON RAYMOND JAMES & ASSOCIATES I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,399,477
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,476.58
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON IA

43010T104	13G	Page 3 of 5 Pages

Item 1(a).	NAME OF ISSUER

Highland Global Allocation Fund

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

NMP

Item 2(a).	NAME OF PERSON FILING

RAYMOND JAMES & ASSOCIATES

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

880 CARILLON PARKWAY, PO BOX 14508, ST PETERSBURG, FL, 337334508

Item 2(c).	CITIZENSHIP

US

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock

Item 2(e).	CUSIP NUMBER

43010T104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	X	Broker or dealer registered under Section 15 of the Act;
(b)		Bank as defined in Section 3(a)(6) of the Act;
(c)		Insurance company as defined in Section 3(a)(19) of the Act;
(d)		Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)		A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)		Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

43010T104	13G	Page 4 of 5 Pages

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	2,399,476.58
(b)	Percent of class:	10.3%
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
	(ii)	Shared power to vote or to direct the vote	Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
	(iii)	Sole power to dispose or to direct the disposition of	Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
	(iv)	Shared power to dispose or to direct the disposition of	Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Instruction.	For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
☐
Instruction: Dissolution of a group requires a response to this item.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Item 10.	CERTIFICATION

43010T104	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 09, 2024

Rachel Jacobson

Manager Operations

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)